March 27, 2025

Hua Chen
Chief Executive Officer
Polibeli Group Ltd
Polibeli, Lt 49th Sahid Sudirman Centre
Jl. Jenderal Sudirman No. Kav. 13-15 Lt 49
RT.10/RW.11, Karet Tengsin, Kecamatan Tanah Abang
Kota Jakarta Pusat, Daerah Khusus Ibukota Jakarta
Republic of Indonesia

Yixuan Yuan
Chief Executive Officer
Chenghe Acquisition II Co.
38 Beach Road #29-11
South Beach Tower
Singapore

       Re: Polibeli Group Ltd
           Chenghe Acquisition II Co.
           Registration Statement on Form F-4
           Filed March 14, 2025
           File No. 333-285821
Dear Hua Chen and Yixuan Yuan:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.
 March 27, 2025
Page 2
Registration Statement on Form F-4 filed March 14, 2025
Cover Page

1. We note your revision to the Resale Prospectus cover page to now state that the shares will be sold at US$10.00 per Company Class A Ordinary Share. Please revise to state that it will sell at this price for the duration of the offering. Polibeli Group Ltd. Consolidated Financial Statements, page F-3

2. Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not required. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.
Chenghe Acquisition II Co. Financial Statements, page F-64

3. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Chris Centrich